Exhibit 99.1

AYR Wellness Reports Fourth Quarter and Full Year 2023 Results

FY 2023 Revenue up 10% to $463.6 Million, Excluding Discontinued Operations

FY 2023 GAAP Loss from Operations Improved to $37.2 Million, Excluding Discontinued Operations

FY 2023 Adjusted EBITDA1 up 51% to $114.0 Million, with Adjusted EBITDA Margin of 25%

Completed Plan of Arrangement Transactions, Including Extending the Maturity of all of its Senior Notes and Certain Other Debt by Two Years, in February 2024

MIAMI, March 13, 2024 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, is reporting financial results for the fourth quarter and full year ended December 31, 2023. Unless otherwise noted, all results are presented in U.S. dollars.

David Goubert, President & CEO of AYR, said, “2023 was a transformational year for AYR as we executed on our financial and operational goals — growing revenue, enhancing profitability, and strengthening our balance sheet. We grew revenue 10%, grew Adjusted EBITDA by 51%, expanded Adjusted EBITDA margins to 25%, and generated positive cash flow from operations for 2023. Additionally, in February 2024, we completed the deferral or retirement of nearly $400 million of debt maturities and now have a clear financial runway to focus on our optimization efforts as we look to capitalize on multiple industry catalysts ahead.

“The conversion from medical-only to adult-use sales is one of the most significant, proven revenue drivers in any given cannabis market. Currently, only 15 of AYR’s 91 dispensaries operate in adult-use markets, and we are positioning our assets in Florida, Pennsylvania and Ohio to take full advantage of anticipated adult-use transitions. We will not need to materially increase our fixed cost base in these states and expect to generate meaningful operating leverage as revenue growth accelerates in these markets. We remain focused on improving our product quality and consistency, along with our CPG brand portfolio, as we further establish the AYR retail brand and build customer loyalty. With an improved balance sheet, optimized cost structure and impending industry catalysts, we believe AYR is well-positioned to drive sustainable, profitable growth for years to come.”

Fourth Quarter Financial Summary (excludes results from AZ for all periods) ($ in millions, excl. margin items)

	Q4 2022	Q3 2023	Q4 2023	% Change Q4/Q4		% Change Q4/Q3
Revenue	$114.3	$114.4	$114.8	0.4%		0.3%
Gross Profit	$53.0	$48.1	$49.4	-6.8%		2.7%
Adjusted Gross Profit[1]	$66.6	$60.5	$62.0	-6.9%		2.5%
Operating Loss	$(143.1)[2]	$(1.5)	$(9.5)	NA		NA
Adjusted EBITDA[1]	$24.2	$28.4	$29.8	23.1%		4.9%
Adjusted EBITDA Margin[1]	21.2%	24.8%	25.9%	470	bps	110	bps

Full Year 2023 Financial Summary (excludes results from AZ for all periods) ($ in millions, excl. margin items)

	FY 2022	FY 2023	% Change Y/Y
Revenue	$421.4	$463.6	10.0%
Gross Profit	$175.0	$202.4	15.7%
Adjusted Gross Profit[1]	$227.6	$256.9	12.9%
Operating Loss	$(207.3)[2]	$(37.2)	NA
Adjusted EBITDA[1]	$75.4	$114.0	51.2%
Adjusted EBITDA Margin[1]	17.9%	24.6%	670	bps

1 Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see the reconciliation tables appended to this release.

2 Based on market conditions at the time, including the impact of price compression, the Company incurred a non-cash goodwill impairment charge in 2022 of $118M (excludes AZ), reducing the carrying value of goodwill across all reporting units.

Fourth Quarter and Recent Highlights

•	Retail/Brand Updates

o	Opened two new dispensaries in Florida during the fourth quarter, bringing AYR’s total footprint to 64 dispensaries across the state.

o	Opened three dispensaries in Ohio in the Cleveland, Cincinnati, and Dayton metropolitan areas via the Company’s support relationship. AYR has the future rights to ownership of all three dispensaries, subject to regulatory approval.

o	Relaunched our flagship cannabis brand, kynd, through the ‘Season of Kyndness’ initiative, a campaign designed to spread positive impact and connection during the holiday season through hyperlocal charitable giving.

•	Corporate Updates

o	In February 2024, we completed the plan of arrangement transactions, including the retirement or deferral of the maturity of all of the Company’s Senior Notes due 2024 and certain other debt totaling nearly $400 million by two years to 2026.

o	Raised approximately $40 million of gross proceeds in new capital through the issuance of $50 million of additional Senior Notes maturing in December 2026.

o	Issued approximately 29 million SVS Shares to 2024 Senior Noteholders, approximately 5 million SVS Shares to the party backstopping the new $40M capital raise, and approximately 23 million Anti-Dilutive Warrants (CSE: AYR.WT.U). These warrants, which are exercisable at $2.12 per share, have two years to expiration and their exercise is expected to result in approximately $50 million in proceeds for the Company.

o	Announced that Jared Cohen will be joining AYR’s board of directors subject to the receipt of state cannabis regulatory approvals.

Full Year 2023 Highlights

•	Added 10 dispensaries across AYR’s footprint, bringing the Company’s total dispensary count to 90 stores.

•	Established a vertical presence in Ohio by entering into options to acquire three Ohio dispensary licenses.

•	Announced mutual termination of AYR’s proposed acquisition of the equity interests of Gentle Ventures, LLC d/b/a Dispensary 33, and certain of its affiliates that collectively own and operate two licensed retail dispensaries in Chicago, Illinois.

•	Closed the sale of Blue Camo, LLC which comprised the Company’s Arizona business, to AZ Goat, LLC, a group consisting primarily of the former owners of Blue Camo, which included $20 million in cash, and an elimination of $22.5 million in seller notes.

•	Appointed David Goubert as Chief Executive Officer and George DeNardo as Chief Operating Officer.

•	Closed the acquisition of Tahoe Hydroponics, an award-winning cultivator and one of Nevada’s top producers of high-quality cannabis flower.

•	Completed re-brand of full fleet of Florida stores to AYR Cannabis Dispensary.

•	Generated $24.4 million of operating cash flow from continuing operations in 2023.

Financing and Capital Structure

The Company deployed $7.5 million of capital expenditures in Q4 and approximately $28 million for FY 2023, which was an improvement from the Company’s guidance of $30 million for the full year.

AYR ended the year with a cash balance of $50.8 million. Subsequent to the plan of arrangement transactions which closed on February 7, 2024 and including the pro-forma addition of $40 million in gross proceeds of new capital, the Company had a pro-forma working capital position as of year-end of $30 million.

As of February 28, 2024, the Company had approximately 136 million fully diluted shares outstanding based on a treasury method calculation as of that date (excluding the 2.9 million out of the money warrants expiring in May 2024 and treasury shares).i

Outlook

The Company anticipates revenue in Q1 2024 to range from flat to modest growth compared to Q4 2023, with a continuation of achieving the Company’s targets of 25% Adjusted EBITDA margin. The Company expects gradual improvement from the residual impact of cultivation challenges in Florida, while continuing to build wholesale revenues. AYR expects to further ramp revenue, adjusted EBITDA and operating cash flow later this year.

Conference Call

Ayr management will host a conference call, followed by a question-and-answer period.

Date: Wednesday, March 13, 2024

Time: 8:30 a.m. ET

i Includes pending M&A and excludes Ayr granted but unvested service-based LTIP shares totaling 5.2 million.

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Conference ID: 10023064

Webcast: https://services.choruscall.ca/links/ayrwellness2023q4.html

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company’s investor relations team at ir@ayrwellness.com.

The conference will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month until end of day Saturday, April 13, 2024.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 0710

Financial Statements

Certain financial information reported in this news release is extracted from AYR’s Consolidated Financial Statements and MD&A for the year ended December 31, 2023. Ayr files its financial statements and MD&A on SEDAR+ and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, impairment expense, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization and start-up costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjusted Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three and twelve months ended December 31, 2023.

Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for the year ended December 31, 2023.

Additional Information

For more information about the Company’s Q4 and full year 2023 operations and outlook, please view AYR’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com

Ayr Wellness Inc.
Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	December 31, 2023	December 31, 2022
		Note 4
ASSETS
Current
Cash and cash equivalents	$50,766	$76,827
Accounts receivable, net	13,491	7,738
Inventory	106,363	99,810
Prepaid expenses, deposits, and other current assets	22,600	8,702
Assets held-for-sale	-	260,625
Total Current Assets	193,220	453,702
Non-current
Property, plant, and equipment, net	310,615	302,680
Intangible assets, net	687,988	744,709
Right-of-use assets - operating, net	127,024	121,340
Right-of-use assets - finance, net	40,671	43,222
Goodwill	94,108	94,108
Deposits and other assets	6,229	8,009
TOTAL ASSETS	$1,459,855	$1,767,770

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	24,786	26,671
Accrued liabilities	40,918	25,470
Lease liabilities - operating - current portion	9,776	7,906
Lease liabilities - finance - current portion	9,789	9,529
Contingent consideration - current portion	-	63,429
Purchase consideration payable	-	2,849
Income tax payable	90,074	46,006
Debts payable - current portion	23,152	40,523
Liabilities held-for-sale	-	43,841
Accrued interest payable - current portion	1,983	2,581
Total Current Liabilities	200,478	268,805
Non-current
Deferred tax liabilities, net	64,965	72,413
Lease liabilities - operating - non-current portion	125,739	118,086
Lease liabilities - finance - non-current portion	18,007	24,016
Construction finance liabilities	38,205	36,181
Contingent consideration - non-current portion	-	26,661
Debts payable - non-current portion	167,351	136,315
Senior secured notes, net of debt issuance costs	243,955	244,682
Accrued interest payable - non-current portion	5,530	4,763
Other long-term liabilities	24,973	524
TOTAL LIABILITIES	889,203	932,446

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 64,574,077 and 60,909,492 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 9,645,016 and 6,044,339 shares, respectively	-	-
Additional paid-in capital	1,370,600	1,349,713
Treasury stock - 645,300 shares	(8,987)	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(783,101)	(510,668)
Equity of Ayr Wellness Inc.	581,778	833,324
Noncontrolling interests	(11,126)	2,000
TOTAL SHAREHOLDERS' EQUITY	570,652	835,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,459,855	$1,767,770

Ayr Wellness Inc.
Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
		Note 4		Note 4
Revenues, net of discounts	$114,835	$114,279	$463,630	$421,435

Cost of goods sold excluding fair value items	65,453	61,268	261,188	240,252
Incremental costs to acquire cannabis inventory in business combinations	-	-	-	6,217
Cost of goods sold	65,453	61,268	261,188	246,469

Gross profit	49,382	53,011	202,442	174,966

Operating expenses
Selling, general, and administrative	39,988	65,109	177,800	212,525
Impairment of goodwill and other assets	6,320	117,950	6,320	117,950
Depreciation and amortization	11,974	12,010	51,364	45,801
Acquisition and transaction costs	619	853	4,080	5,986
Loss (gain) on sale of assets	25	182	91	(8)
Total operating expenses	58,926	196,104	239,655	382,254

Loss from continuing operations	(9,544)	(143,093)	(37,213)	(207,288)

Other income (expense), net
Fair value gain on financial liabilities	(707)	29,650	23,023	63,088
Interest expense, net	(10,571)	(7,833)	(39,403)	(28,323)
Interest income	153	223	743	275
Other income, net	159	107	7,094	120
Total other (expense) income, net	(10,966)	22,147	(8,543)	35,160

Loss from continuing operations before income taxes and noncontrolling interest	(20,510)	(120,946)	(45,756)	(172,128)

Income taxes
Current tax provision	(17,230)	(12,855)	(54,839)	(43,161)
Deferred tax benefit (expense)	7,448	(3,717)	7,448	(1,588)
Total income taxes	(9,782)	(16,572)	(47,391)	(44,749)

Net loss from continuing operations	(30,292)	(137,518)	(93,147)	(216,877)

Discontinued operations
Loss from discontinued operations, net of taxes (including loss on disposal of $182,464 for the year ended December 31, 2023)	(670)	(31,098)	(186,353)	(38,608)
Loss from discontinued operations	(670)	(31,098)	(186,353)	(38,608)

Net loss	(30,962)	(168,616)	(279,500)	(255,485)
Net loss attributable to noncontrolling interests	(2,687)	(5,201)	(7,067)	(10,019)
Net loss attributable to Ayr Wellness Inc.	$(28,275)	$(163,415)	$(272,433)	$(245,466)

Basic and diluted net loss per share
Continuing operations	$(0.36)	$(1.92)	$(1.16)	$(3.01)
Discontinued operations	(0.01)	(0.45)	(2.52)	(0.56)
Total (basic and diluted) net loss per share	$(0.37)	$(2.37)	$(3.68)	$(3.58)

Weighted average number of shares outstanding (basic and diluted)	76,952	68,948	74,096	68,635

Ayr Wellness Inc.
Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Year Ended
	December 31, 2023	December 31, 2022
Operating activities
Consolidated net loss	$(279,500)	$(255,485)
Less: Loss from discontinued operations (Note 4)	(3,889)	(38,608)
Net loss from continuing operations before noncontrolling interest	(275,611)	(216,877)
Adjustments for:
Fair value gain on financial liabilities	(23,023)	(63,088)
Stock-based compensation	16,412	46,115
Stock-based compensation - related party	-	707
Shares issued for consulting services	79	-
Depreciation and amortization	32,303	19,028
Amortization on intangible assets	58,646	57,122
Impairment of goodwill and other assets	6,320	117,950
Incremental costs to acquire cannabis inventory in a business combination	-	6,217
Deferred tax (benefit) expense	(7,448)	1,588
Amortization on financing costs	2,341	2,292
Amortization on financing premium	(3,018)	(3,018)
Employee retention credits recorded in other income	(5,238)	-
Loss (gain) on disposal of property, plant, and equipment	91	(8)
Loss on the disposal of Arizona business	182,464	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	(6,053)	63
Inventory	(6,252)	(12,536)
Prepaid expenses, deposits, and other current assets	(657)	1,360
Trade payables	(296)	(6,548)
Accrued liabilities	2,804	1,199
Accrued interest payable	(42)	(2,686)
Lease liabilities - operating	2,712	1,799
Income tax payable	47,848	16,689
Cash provided by (used in) continuing operations	24,382	(32,632)
Cash provided by (used in) discontinued operations	2,783	(1,533)
Cash provided by (used in) operating activities	27,165	(34,165)

Investing activities
Purchase of property, plant, and equipment	(27,697)	(58,830)
Capitalized interest	(9,981)	(14,490)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(1,500)	(11,546)
Cash paid for business combinations and asset acquisitions, working capital	(2,600)	(2,205)
Proceeds from the sale of assets, net of transaction costs	-	31,433
Cash received (paid) for bridge financing	(73)	70
Advances to related entities	-	(6,148)
Deposits for business combinations, net of cash on hand	-	(2,825)
Purchase of intangible asset	(1,925)	(4,000)
Cash used in investing activities from continuing operations	(43,776)	(68,541)
Proceeds from sale of Arizona - discontinued operation	18,084	-
Cash received for working capital - discontinued operations	1,583	-
Cash (paid) received for investing activities - discontinued operations	(44)	2,044
Cash provided by investing activities of discontinued operations	19,623	2,044
Cash used in investing activities	(24,153)	(66,497)

Financing activities
Proceeds from exercise of options	-	300
Proceeds from notes payable, net of financing costs	10,665	51,713
Proceeds from financing transaction, net of financing costs	39,100	27,600
Debt issuance costs paid	(9,049)
Payment for settlement of contingent consideration	(10,475)	(10,000)
Deposits paid for financing lease and note payable	-	(924)
Tax withholding on stock-based compensation awards	(366)	(5,258)
Repayments of debts payable	(52,029)	(17,923)
Repayments of lease liabilities - finance (principal portion)	(10,608)	(9,596)
Repurchase of Equity Shares	-	(8,430)
Cash (used in) provided by financing activities by continuing operations	(32,762)	27,482
Cash used in financing activities from discontinued operations	(124)	(522)
Cash (used in) provided by financing activities	(32,886)	26,960

Net decrease in cash and cash equivalents and restricted cash	(29,874)	(73,702)
Cash, cash equivalents and restricted cash beginning of the period	76,827	150,142
Cash included in assets held-for-sale	3,813	4,200
Cash, cash equivalents and restricted cash end of the period	$50,766	$80,640

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$49,914	$49,231
Income taxes paid during the period	7,078	30,915
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	19,184	54,396
Recognition of right-of-use assets for finance leases	5,470	32,444
Issuance of promissory note related to business combination	1,580	16,000
Conversion of convertible note related to business combination	2,800	-
Issuance of Equity Shares related to business combinations and asset acquisitions	115	6,352
Issuance of Equity Shares related to settlement of contingent consideration	4,647	11,748
Issuance of promissory note related to settlement of contingent consideration	14,000	14,934
Settlement of contingent consideration	38,420	-
Capital expenditure disbursements for cultivation facility	2,024	8,402
Cancellation of Equity Shares	-	78
Extinguishment of note payable related to sale of Arizona business	22,505	-
Extinguishment of accrued interest payable related to sale of Arizona business	1,165	-
Reduction of lease liabilities related to sale of Arizona business	16,734	-
Reduction of right-of-use assets related to sale of Arizona business	16,739	-

Ayr Wellness Inc.
Unaudited Consolidated Adjusted EBITDA and Gross Profit Reconciliation

(Expressed in United States Dollars, in thousands)

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	$	$	$	$
Loss from continuing operations (GAAP)	(9,544)	(143,093)	(37,213)	(207,288)

Incremental costs to acquire cannabis inventory in a business combination	-	-	-	6,217
Interest (within cost of goods sold "COGS")	727	1,196	3,017	4,094
Depreciation and amortization (from statement of cash flows)	22,137	21,074	90,949	76,150
Acquisition and transaction costs	619	852	4,080	5,985
Stock-based compensation, non-cash	3,074	17,375	16,491	46,822
Impairment of goodwill and other assets	6,320	117,950	6,320	117,950
Start-up costs[1]	2,915	3,016	11,786	13,052
Loss (gain) on sale of assets	25	182	91	(8)
Other[2]	3,489	5,616	18,450	12,419
	39,306	167,261	151,184	282,681

Adjusted EBITDA from continuing operations (non-GAAP)	29,762	24,168	113,971	75,393

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	$	$	$	$
Gross profit (GAAP)	49,382	53,011	202,442	174,966

Incremental costs to acquire cannabis inventory in a business combination	-	-	-	6,217
Interest (within COGS)	727	1,196	3,017	4,094
Depreciation and amortization (within COGS)	10,163	9,064	39,585	30,349
Start-up costs (within COGS)	1,164	747	5,469	4,519
Other (within COGS)	565	2,541	6,337	7,423

Adjusted Gross Profit from continuing operations (non-GAAP)	62,001	66,559	256,850	227,568